Exhibit 10.5
October 20, 2020
Edgar Huber
via email
This separation agreement (the “Agreement”) confirms our agreement with regard to your separation from employment with Coty Inc. (the “Company”). Our understanding and agreement with respect to your separation is as follows:
1.The last day of your active employment with the Company shall be February 28, 2021 (the “Active Employment Separation Date”). Prior to the Active Employment Separation Date, you will perform such duties and responsibilities as the Company reasonably requests, including, without limitation, with respect to transitioning your duties and responsibilities. For the period beginning on March 1, 2021 and ending on December 31, 2021 (the “Final Separation Date”), you will remain employed by the Company but will not be required to provide services (the “Garden Leave Period”). During the Garden Leave Period, you shall (i) refrain from contacting any employees or consultants or actual or potential customers or clients of the Company without the prior written agreement of the Company, and (ii) not enter the premises of the Company without the prior written agreement of the Company.
2.Subject to you signing this Agreement and you complying with its terms, your compensation, payments and benefits from the Company shall be as follows:
a.You will continue to be paid at your current annual base compensation rate of $1,000,000, less applicable statutory deductions and authorized withholdings, through the Final Separation Date, payable semi-monthly in accordance with the Company’s regular and customary payroll schedule and practices.
b.Within thirty (30) days after the Final Separation Date, you will be paid (less applicable statutory deductions and authorized withholdings) for all accrued but unused vacation benefits, which shall accrue as of the Final Separation Date in accordance with the Company policy.
c.You will be reimbursed for reasonable documented business expenses incurred by you through the Final Separation Date, in accordance with Company policy.
d.Through the Final Separation Date, you will continue to vest in your currently outstanding equity awards. On the Final Separation Date, subject to the terms and conditions under the LTIP (as hereinafter defined) and any applicable award agreement, your outstanding equity awards will be treated in connection with a termination due to “Retirement” under the terms of the LTIP. You acknowledge and agree that no equity awards will be granted to you in connection with the annual grant of equity awards to designated employees in October 2020, and that no new equity awards will be granted to you to following the date of this Agreement.
e.You will continue to be eligible to participate in all established welfare benefits (including group term life insurance) and qualified retirement programs (including the Company 401(k) plan) in accordance with their terms through the end of the Severance Period.
f.You will remain eligible for the retention bonus set forth in the letter agreement by and between you and the Company, dated March 17, 2020, which will be paid in July 2021, provided that you neither resign from employment or are terminated by the Company for cause, in each case, prior to June 30, 2021.

3.Subject to you (i) signing this Agreement and complying with its terms, and (ii) signing and returning to the Company, the release agreement attached hereto as Exhibit A (the “Initial Release”) within twenty-one days following the Active Employment Separation Date, but not prior to the Active Employment Separation Date, and it becoming effective pursuant to its terms (the “Initial Release Effective Date”):
a.After January 1, 2021 but before the Final Separation Date, the Company will pay you a lump sum of up to $45,000 net, to be grossed up against social charges and taxes based on U.S. tax residency, for your child’s tuition expenses in the amount set forth on the tuition invoice submitted by you to the Senior Vice President, Compensation & Benefits.
b.The Company will make available to you, and pay the expense of, a tax consultant (currently PricewaterhouseCoopers LLP) for any reasonable tax consulting and tax preparation assistance required for your individual income tax filings in the United States for the tax years ending December 31, 2020 and December 31, 2021. The Company will also make available and pay the expense of a tax consultant for the preparation of any non-US personal income tax returns required to report deferred compensation realized by you as the result of the vesting and transfer of any Coty stock based compensation awards.
4.In addition, subject to (i) you signing this Agreement and complying with its terms, and (ii) you signing and returning to the Company, the release agreement attached hereto as Exhibit B (the “Final Release”, and together with the Initial Release, the “Releases) within twenty-one days following the Final Separation Date, but not prior to the Final Separation Date, and it becoming effective pursuant to its terms (the “Final Release Effective Date”), you will receive the following:
a.Severance payments in an amount equal to your then current annual base salary for the twelve (12) month period following the Final Separation Date (the “Severance Period”), less applicable statutory deductions and authorized withholdings, payable in semi-monthly installments in accordance with the Company’s normal payroll dates commencing with the first payroll date that follows the Final Release Effective Date.
b.Medical and dental insurance benefits and health care flexible spending accounts shall be continued through the last day of the Severance Period, provided that you pay the employee portion of any required premium payments at the level in effect for such benefits for employees generally. For purposes of determining your entitlement to continuation coverage as required by Title I, Subtitle B, Part 6 of ERISA (“COBRA”), your 18-month or other period of coverage shall commence the day following the last day of the Severance Period.
5.Except as expressly set forth in this Agreement, you will cease to actively participate in all Company benefit plans and programs as of the Final Separation Date.
6.Other than as set forth in this Agreement, you acknowledge and agree that you are not entitled to any additional compensation, bonuses, incentive compensation, payments or benefits of any kind from the Releasees (as that term is defined below), including, without limitation, any notice or separation payments otherwise due under any offer letter or employment agreement you have with the Company, or under the Coty Severance Pay Plan as amended and restated effective October 1, 2018 (the “Coty Severance Pay Plan”) or any other severance plan, policy or arrangement of the Company, and that no representations or promises to the contrary have been made to you or to anyone on your behalf.
7.You further acknowledge and agree that, effective as of the Final Separation Date, you will immediately forfeit in their entirety any and all unvested restricted stock units granted to you under the Long-Term Incentive Plan of the Company in which you currently participate (the “LTIP” and “ELITE”), in accordance with the terms of the LTIP and ELITE and the forfeiture provisions of the award agreements or terms and conditions with respect thereto.

8.You agree to return to the Company, on (i) the Final Separation Date, or (ii) such earlier date as may be requested by the Company, computer equipment, office keys, credit and telephone cards, ID and access cards, etc., and all original and duplicate copies of your work product and files, calendars, books, employee handbooks, records, notes, notebooks, manuals, mobile phones, iPhones, iPads and similar electronic devices, external drives, thumb drives, memory cards and sticks, computer disks, diskettes, and any other magnetic, digital and other media materials you have in your possession or under your control belonging to the Coty Group, or containing Confidential Information (as defined below). By signing this Agreement, you confirm that you will not retain in your possession or under your control any of the documents or materials described in this paragraph 8, and that your entitlement to any portion of the severance payments set forth herein is expressly conditioned upon all such documents and materials having been returned to the Company in accordance with the provisions of this paragraph 8.
9.You agree that, except as provided in the next sentence, the terms and conditions of this Agreement shall be kept in confidence. Unless and until you first obtain written permission from the Company’s General Counsel, and only to the extent you obtain such permission, you will not knowingly disclose this information to anyone, except: (i) as reasonably necessary to enforce this Agreement; (ii) to your attorneys or bona fide tax advisors; (iii) to your spouse or spousal equivalent; (iv) as permitted by paragraph 10(b), paragraph 10(e) or paragraph 11; (v) to governmental taxing authorities; or (vi) pursuant to compulsory legal process or a court order.
10.You acknowledge that, while employed by the Company, you had access to and possessed confidential and proprietary information and materials concerning the Coty Group and its agents, customers, employees, vendors, licensors, consultants and suppliers that are not publicly available, including, by way of example and without admitting access to or possession of any particular example: information concerning research and development, trade secrets, sales, products, marketing, merchandising, distribution, manufacturing, finance, technology and intellectual property (patents, design patents, trademarks, trade dress, copyrights); technical and administrative manuals, associated forms, processes, computer hardware and software; strategic and business planning; human resources information concerning employees and former employees, including, without limitation, as to recruitment, retention and compensation, performance evaluations and succession planning; and, actual and threatened claims (collectively, “Confidential Information”).
a.You agree that the Coty Group will be irreparably damaged if you use or disclose Confidential Information, and you therefore agree never to use or disclose Confidential Information before it has become publicly known through no fault of your own except pursuant to compulsory legal process or a court order. If you are ever asked to disclose any Confidential Information, pursuant to legal process or otherwise, we request that you promptly contact the Company’s General Counsel.
b.If permitted by law, you further agree to give reasonable notice to the Company’s General Counsel of all attempts by third parties: (i) to compel disclosure of any Confidential Information; or, (ii) to require you to testify in any matter concerning any of the Releasees.
c.You agree not to initiate any publicity or to solicit or initiate any demand or request by others not party to this Agreement for any disclosure of the Confidential Information.
d.You agree to cooperate with the Company with respect to any inquiries or other matters, including any legal or administrative proceedings brought against the Company, that relate to or arise out of your employment with the Company.
e.Pursuant to 18 U.S.C. § 1833(b), you understand that you will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret of the Company that (i) is made (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to your attorney and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. You understand that if you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the trade secret to your attorney and use the trade secret information in the court proceeding if you (x) file any document containing the trade secret under seal, and (y) do not disclose the trade secret, except pursuant to court order. Nothing in this Agreement, or any other agreement that you have with the Company, is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by such section.
11.Nothing in this Agreement shall prohibit you from disclosing the underlying facts or circumstances relating to claims of discrimination, in violation of laws prohibiting discrimination, against the Company. Further, nothing in this Agreement or any other agreement by and between a member of the Coty Group and you shall prohibit or restrict you from (a) voluntarily communicating with an attorney retained by you, (b) voluntarily communicating with any law enforcement, government agency, including the Securities and Exchange Commission (“SEC”), the Equal Employment Opportunity Commission, the New York State Division of Human Rights or a local commission on human rights, or any self-regulatory organization regarding possible violations of law, in each case without advance notice to the Company, or otherwise initiating, testifying, assisting, complying with a subpoena from, or participating in any manner with an investigation conducted by such government agency, (c) recovering a SEC whistleblower award as provided under Section 21F of the Securities Exchange Act of 1934, (d) disclosing any Confidential Information to a court or other administrative or legislative body in response to a subpoena, provided that you first promptly notify and provide the Company with the opportunity to seek, and join in its efforts at the sole expense of the Company, to challenge the subpoena or obtain a protective order limiting its disclosure, or other appropriate remedy, or (e) filing or disclosing any facts necessary to receive unemployment insurance, Medicaid or other public benefits to which you are entitled.
12.Restrictive Covenants.
a.You represent that during your employment with the Company you have not on your own behalf or on behalf of any third party, as owner, principal, agent, partner, employee, officer, director, consultant, contractor or otherwise, engaged in any Competitive Activity. You agree that during the remainder of your employment with the Company and for six (6) months following the Final Separation Date (such period, the “Restricted Period”), for any reason, you shall not, without the prior written consent of the Company, on your own behalf or on behalf of any third party, as owner, principal, agent, partner, employee, officer, director, consultant, contractor or otherwise, engage in any Competitive Activity; for the avoidance of doubt, during the Restricted Period you are permitted to serve as an owner, principal, agent, partner, employee, officer, director, consultant, contractor or otherwise of a third party which is not engaged in any Competitive Activity. For purposes of this Agreement, “Competitive Activity” means any business, work or other activity (i) that competes in any way, in any geographic market in which you worked or for which you had responsibility during the last two (2) years of your employment with the Company, with any product, service or business of the Company Group with which you worked or for which you had responsibility during the last two (2) years of your employment with the Company, or (ii) that involves or would inevitably involve the disclosure or use of Confidential Information; provided, however, that notwithstanding anything to the contrary set forth in this Agreement, Section 12(a) shall not restrict you from engaging in a Competing Activity in any way arising from or by virtue of the fact that during the Restricted Period, you provide services as a director, officer, employee or consultant to a Competing Entity (as defined below) with a gross revenue of less than $50,000,000 annually.
b.You represent that during your employment with the Company you have not, and you agree that during the Restricted Period, for any reason, you shall not, directly or indirectly, solicited, induced or retained, or assisted, or solicit, induce or retain, or assist, any third party in soliciting, inducing or retaining, any current or former employee of the Company or any of its affiliates (the

“Company Group”) to become associated with, or to perform services on behalf of, you or any Competing Entity, or otherwise disrupted, impaired, damaged or interfered with, or disrupt, impair, damage or interfere with, the Company Group’s relationship with its employees. For purposes of this Section 12(b), a “former” employee of the Company Group shall be one who left his or her employment within twelve (12) months prior to such solicitation, inducement or retention. For the purposes of this Agreement, “Competing Entity” means any person or entity engaged in or about to become engaged in a Competitive Activity.
c.You represent that during your employment with the Company you have not, and you agree that during the Restricted Period, for any reason, you shall not, directly or indirectly, solicited, induced or influenced, or attempted to , or solicit, induce or influence, or attempt to, solicit, induce or influence, any customer, prospective customer, supplier or vendor of the Company Group to divert his, her or its business to any Competing Entity, or otherwise disrupted, impaired, damages or interfered with, or disrupt, impair, damage or interfere with, any of the Company Group’s contractual or business relationships, including without limitation with respect to any of its customers, suppliers or vendors. For the purposes of this Section 12(c), a “prospective” customer shall be one with respect to whom or for which you had contact or participated in any proposal to provide products or services during the last two (2) years of your employment with the Company.
d.You agree, from the date hereof until the twelve (12) month anniversary following the Final Separation Date, to inform the Company of the identity of any new employer, and you agree to affirmatively disclose your obligations under the Confidentiality Agreement to all future employers for so long as such obligations remain in effect.
e.You acknowledge and agree that the Confidential Information, as well as the Company Group’s relationships and good will with customers, prospective customers, vendors, suppliers and employees, constitute valuable and protectable assets of the Company Group, developed at the expense of the Company Group, and that you have been privy to and enjoyed access to and other benefits of such assets during and as a result of your employment with the Company. You further acknowledge and agree that the restrictions in Sections 10 and 12 are reasonable and necessary to preserve the Company’s legitimate business interests in protecting such assets, and that such restrictions shall not prevent you from earning a livelihood in your chosen occupation.
f.You acknowledge and agree that the Company has no adequate remedy at least for beach or threatened breach of any of the provisions in Sections 10 and 12 of this Agreement and in recognition thereof agree that in the event of such breach or threatened breach, the Company shall suffer irreparable harm that cannot be adequately compensated for by money damages. You agree that in addition to any remedies at law available to it , the Company shall be entitled, without posting any bond and without notice to you, to obtain equitable relief I the form of specific performance, a temporary restraining order, a temporary or permanent injunction, or any other equitable remedy that may then be available. You agree that the Company may pursue any remedy available to it concurrently or consecutively in any sequence, and that nothing in this Agreement shall be construed as prohibiting the Company from pursuing any other remedies at law or in equity that may be available to it, or any other rights that it may have under any other agreement. You expressly waive any claim or defense that the Company has an adequate remedy at law or in damages. The parties agree that, in any suit, action or proceeding arising out of or seeking enforcement of Sections 10 or 12 of this Agreement, the prevailing party shall be entitled to reimbursement in full for its reasonable attorneys’ fees and costs incurred in connection with such suit, action or proceeding, unless such payment is otherwise prohibited by law.
13.You agree that you will not take any action that is intended, or would reasonably be expected to harm, disparage or impair the reputation of the Releasees.  The Company will not and the Company will instruct its individual directors and executive officers who hold such offices as of the date of this Agreement to not to take any action or make any comment that is intended, or would reasonably be expected to harm, disparage or impair your reputation. The Company’s obligations shall not apply to disclosures required by applicable law, regulation or order of a court or governmental agency.
14.You represent that you have not commenced or caused to be commenced, or participated, aided or cooperated in, any action, charge, complaint or proceeding of any kind (on your behalf and/or on behalf of any other person or entity and/or on behalf of or as a member of any alleged class of persons) that is presently pending before any government agency charged with the enforcement of any law, or any self-regulatory authority (each, a “Government Agency”), or in any arbitral or judicial tribunal, against or involving any of the Releasees.
15.You acknowledge that (i) the Company has advised you to consult with an attorney of your own choosing before signing this Agreement and the Releases attached hereto, (ii) you have been given the opportunity to seek the advice of counsel, (iii) you have carefully read and fully understand all of the provisions of this Agreement and the Releases attached hereto, (iv) you are entering into this Agreement and the Releases knowingly, freely and voluntarily in exchange for good and valuable consideration to which you are not otherwise entitled, and (v) you have the full power, capacity and authority to enter into this Agreement and the Releases.
16.The making of this Agreement or any of the Releases attached hereto are not intended, and shall not be construed, as an admission that any of the Releasees (as defined in the Releases) has violated any federal, state or local law, ordinance or regulation, breached any contract, or committed any wrong whatsoever against you.
17.Compliance with Section 409A.
a.This Agreement shall be interpreted to avoid any penalty sanctions under section 409A of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. For purposes of section 409A of the Code, all payments to be made upon a termination of employment under this Agreement may only be made upon a "separation from service" under section 409A of the Code, each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments. In no event shall you, directly or indirectly, designate the calendar year of payment.
b.All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the your lifetime (or during a shorter period of time specified in the Agreement), (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar-year, calendar year following the year in which the expense is incurred, and (iii) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.
18.Notwithstanding any provision in this agreement to the contrary, if at the time of the your termination of employment with the Company (or any successor thereto), the Company (or any corporation, partnership, joint venture, organization or entity within the Company's controlled group within the meaning of sections 414(b) and (c) of the Code) has securities which are publicly-traded on an established securities market and you are a "specified employee" (as defined in section 409A of the Code and determined in the sole discretion of the Company, or any successor thereto, in accordance with the Company's, or any successor's, "specified employee" determination policy) and it is necessary to postpone the commencement of any severance payments or deferred compensation otherwise payable pursuant to this Agreement as a result of such termination of employment to prevent any accelerated or additional tax under section 409A of the

Code, then the Company (or any successor thereto) will postpone the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to you) that are not otherwise paid within the short-term deferral exception under section 409A of the Code and are in excess of the lesser of two (2) times (i) your then-annual compensation or (ii) the limit on compensation then set forth in section 401(a)(17) of the Code, until the first payroll date that occurs after the date that is six (6) months following your "separation from service" with the Company (or any successor thereto), as defined under section 409A of the Code. If any payments are postponed due to such requirements, such postponed amounts will be paid in a lump sum to you on the first payroll date that occurs after the date that is six (6) months following your "separation from service" with the Company (or any successor thereto), and any amounts payable to you after the expiration of such six (6)-month period under this Agreement shall continue to be paid to you in accordance with the terms of this Agreement. If you die during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of section 409A of the Code shall be paid to the personal representative of your estate within sixty (60) days after the date of your death.
19.You acknowledge and agree that neither the Company nor anyone acting on its behalf has made any promises, commitments or representations to you concerning the subject matter of this Agreement other than those contained in this Agreement, and that you have not relied upon any statement or representation made by the Company or anyone acting on its behalf with respect to the basis or effect of this Agreement or otherwise.
20.If, at any time after the date of the execution of this Agreement, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect. However, the illegality or unenforceability of such provision shall have no effect upon, and shall not impair the enforceability of, any other provision of this Agreement.
21.This Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, except that any existing post-employment obligations you have with respect to confidentiality, noncompetition, nonsolicitation of clients and nonsolicitation of employees under any agreement entered into between you and the Company (including, without limitation, the Confidentiality Agreement between you and the Company) or common law, shall remain in full force and effect. This Agreement may not be changed orally, and no modification, amendment or waiver of any of the provisions contained in this Agreement, nor any future representation, promise or condition in connection with the subject matter hereof, shall be binding upon any party unless made in writing and signed by such party.
22.This Agreement shall bind you, your heirs, beneficiaries, trustees, administrators, executors, and legal representatives, and shall inure to the benefit of the Releasees, and their respective beneficiaries, trustees, administrators, executors, assigns and legal representatives. You may not assign any of your rights or obligations under this Agreement. Without limiting the foregoing, the Company may assign its rights and delegate its duties hereunder in whole or in part to any affiliate of the Company or to any transferee of all or a portion of the assets or business to which this Agreement relates.
23.Should any provision of this Agreement require interpretation or construction, it is agreed by the parties that the entity interpreting or construing the Agreement shall not apply a presumption against one party by reason of the rule of construction that a document is to be construed more strictly against the party who prepared the document.
24.This Agreement is governed by the laws of the State of New York, without regard to its conflict of laws provisions. Any disputes under this Agreement, the Releases shall be brought in a court of competent jurisdiction sitting in the County of New York, State of New York, USA. The parties hereby consent to the exclusive jurisdiction of such courts and to service of process in any manner provided under New York law. Each party irrevocably waives any objection it may now have or hereafter has with respect to the venue of any suit, action or proceeding brought in any such court, and waives any claim that such court is an inconvenient forum, and further agrees that service of process in accordance with the foregoing shall be deemed in every respect effective and valid personal service of process upon such party.
25.Each of the Releasees is a third party beneficiary to the Releases and has the right to enforce any of the provisions of the Releases applicable to such entity or person.
26.This Agreement may be executed in more than one counterpart, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Electronic copies and photocopies shall be treated as originals.
[Signature Page Follows]

If this Agreement is acceptable to you, please indicate your agreement by signing and dating the enclosed copy and returning it to me in the enclosed envelope.
Very truly yours,
/s/ Anne Jaeckin
By: Anne Jaeckin
Title: Chief Human Resources Officer
I acknowledge that I have read this Agreement and that I understand and voluntarily accept its terms.
/s/ Edgar Huber
Edgar Huber
Dated:10/20/2020

THIS IS A LEGALLY ENFORCEABLE
DOCUMENT